Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

October 22, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 001-16209

Dear Mr. Rosenberg:

We are responding to your letter dated September 25, 2009 in regard to our August 6, 2009 response to the comment letter dated July 1, 2009 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2008 and the quarterly report on Form 10-Q for the period ended March 31, 2009. For your convenience, we have reproduced each comment from your letter dated September 25, 2009 immediately before the Company’s response (in bold).

In addition, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele
John C.R. Hele
Executive Vice President, Chief Financial Officer and Treasurer

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements

Reserves for Losses and Loss Adjustment Expenses

Insurance Operations, page 74

1.     Please refer to your response to our prior comment number one. We have reviewed your proposed revisions to your current disclosure and have the following comments:

•      You state that “The development resulted from better than anticipated loss emergence.” Please cite the specific factors that resulted in loss emergence being better than previously anticipated.

•      Further, for each short tail and long tail business cited in your response, please revise your disclosure to disaggregate the amount of favorable development attributed to each individual underwriting year discussed.

The Company intends to revise its 2009 Form 10-K disclosures to incorporate the additional information requested in the Comment Letter. The disclosure for the 2008 calendar year shown below replaces the disclosures made in the 2008 Form 10-K and reflects the Company’s planned disclosure in its 2009 Form 10-K.

During 2008, the Company recognized net favorable development on net reserves recorded in prior years of approximately $310.2 million, which consisted of $231.2 million from the reinsurance segment and $79.0 million from the insurance segment. Of the net favorable development in the reinsurance segment, $126.1 million came from short-tail lines and $105.1 million came from medium-tail and long-tail business. The reinsurance segment’s favorable development in short-tail lines of $126.1 million included $73.5 million of favorable development from property catastrophe and other property lines. Of such amount, $61.6 million of favorable development came from the reinsurance segment’s property catastrophe business, including $20.4 million, $19.4 million and $17.4 million from the 2005 to 2007 underwriting years, respectively. The remainder was attributable to favorable development on other property business, primarily from the 2002 and 2003 underwriting years. In addition, favorable development in short-tail lines reflected $46.5 million of favorable development in other specialty business, including $12.0 million, $7.1 million and $10.1 million from the 2005 to 2007 underwriting years, respectively, with the remainder attributable to earlier underwriting years. The reduction of loss estimates for the reinsurance segment’s short-tail lines primarily resulted from a lower level of reported and paid claims activity than previously anticipated which led to decreases in certain loss selections during 2008. The net favorable development was partially offset by an increase in acquisition expenses of $9.9 million primarily resulting from profit commissions related to such favorable development. The net favorable development of $105.1 million in medium-tail and long-tail lines was primarily in casualty reserves from the 2003 to 2005 underwriting years, which contributed $21.5 million, $59.6 million and $8.5 million, respectively. The reductions in casualty reserves primarily resulted from a lower level of reported and paid claims activity than previously anticipated on U.S. and international excess liability, professional liability and D&O lines. The reinsurance segment’s reserves for more mature underwriting years are now based more on actual loss activity and historical patterns than on the initial assumptions based on pricing indications.

The insurance segment’s net favorable development of $79.0 million was primarily due to reductions in reserves in medium-tailed and long-tailed lines of business. Such amount included favorable development in executive assurance reserves from the 2004 to 2006 accident years of $17.3 million, $19.1 million and $17.6 million, respectively, adverse development of $23.3 million on the 2007 accident year, and favorable development in professional liability reserves from the 2003 to 2005 accident years of $5.6 million, $8.5 million and $19.0 million, respectively. The reductions in the executive assurance and professional liability reserves for older accident years reflects the recognition that the Company believes that such reserves are sufficiently mature to allow for re-evaluations. One specific factor for the favorable development in 2008 was the fact that these lines, along with healthcare, have experienced lower-than-expected large loss activity. Since these lines are written on a claims-made basis, only known incidents can develop into larger claims at this point in time. To date, the incidence of large losses has been less than expected. In addition, the favorable development in executive assurance resulted from the distinctive downward trend in security class action cases filed from 2002 to 2006. This downward trend has resulted in less claims activity than expected, in turn resulting in more favorable loss ratios. The net favorable development was partially offset by an increase in acquisition expenses of $15.9 million, primarily due to sliding scale arrangements on certain policies.

The Company will include disclosures in its 2009 Form 10-K for 2009 and 2007 in addition to the disclosure for 2008 noted above.

•      You also state in your reserving process, “the reinsurance segment recognized that there is a possibility that the assumptions made could prove to be inaccurate due to several factors.” Explicitly identify in your disclosure those factors that are no longer expected to be accurate with historical loss reserve development patterns, and elaborate on why these assumptions may no longer be appropriate.

On page 94 of the 2008 Form 10-K, the Company disclosed that “In its reserving process in 2002 and 2003, the reinsurance segment recognized that there is a possibility that the assumptions made could prove to be inaccurate due to several factors primarily related to the start up nature of its operations.” This disclosure addresses the fact that the assumptions used in the reinsurance segment’s reserving process for setting initial loss estimates in 2002 and 2003 were subject to greater uncertainty than for an established company due to the reinsurance segment’s start up nature, especially for casualty reinsurance exposures which have a longer claim-tail and involve a higher degree of judgment by management than short-tail lines. Beginning in 2004, as the reinsurance segment obtained additional data on its existing book of business, it was determined that it was no longer necessary to continue to include the start-up nature of its operations as a factor in the reserving process for its loss reserves recorded in 2002 and 2003. A cross reference to the “Critical Accounting Policies, Estimates and Recent Accounting Pronouncements—Reserves for Losses and Loss Adjustment Expenses” section is included on page 94 of the 2008 Form 10-K. The referenced section includes disclosures on the reinsurance segment’s reserving process including factors which involve a considerable degree of management judgment and are subject to uncertainty.

Financial Condition, Liquidity and Capital Resources

Financial Condition

Investable Assets, page 102

2.     Please refer to your response to our prior comment number five. Please confirm that you will incorporate the information provided in your response to part (b), in future filings, if material to net income.

The Company confirms that it will incorporate the information provided in its response in future filings, if material to net income.

3.     Please refer to your response to our prior comment number eight. It is unclear how you have addressed our prior comment number eight. As such, we reissue this comment and ask that you disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

Prior Comment 8. Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

While market conditions reflected a lower level of liquidity than in most historical periods, the Company believes that markets for its investments were sufficiently active in order to provide a reasonable approximation of market value at June 30, 2009 and December 31, 2008. The Company uses quoted values and other data provided by pricing sources as inputs into its process for determining fair values of its fixed maturity investments and validates the techniques or models used by the pricing sources through a review process. The Company did not adjust any prices or quotes provided by the pricing sources at June 30, 2009 or December 31, 2008 and, as such, did not make any material changes to valuation techniques at such dates or use alternate valuation techniques such as discounted cash flow models in the place of pricing service inputs. To the extent that the Company makes any material changes to the valuation techniques or models used during a reporting period, it will disclose such items in its future SEC filings.